Exhibit 99.1

IMRIS pediatric horseshoe headrest enables iMRI for even the youngest neurosurgery patients

Le Bonheur neurosurgeons complete first cases using MR-safe headrest designed specifically for intraoperative imaging in VISIUS Surgical Theatre

MINNEAPOLIS, March 26, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS) (TSX: IM) ("IMRIS" or the "Company") today announced the initial uses of its neurosurgical horseshoe headrest with VISIUS® intraoperative MRI (iMRI) during two cases at Le Bonheur Children's Hospital in Memphis, TN. The IMRIS horseshoe headrest is the world's first MR-safe and CT-compatible horseshoe headrest on the market for the positioning of patients ranging from neonatal to adult during neurosurgical procedures requiring intraoperative imaging in the VISIUS® Surgical Theatre.

"The IMRIS horseshoe headrest worked well for providing the ideal prone positioning during this procedure," said Dr. Frederick Boop, Chairman of the Department of Neurosurgery and Co-director of Le Bonheur's Neuroscience Institute who performed the first case of a tumor surgery on a five- year-old child. "In the past we would not have had an iMRI option for this child and now the tumor is completely gone. We have now advanced our treatment to a group of kids for whom it will really make a difference. Even our youngest and most fragile patients can benefit from intraoperative MR, which would not have been possible otherwise."

The second neurosurgical case the following day involved a four-month-old baby operated on by Dr. Paul Klimo, chief of the division of pediatric neurosurgery at Le Bonheur and University of Tennessee Health Science Center.

The device provides non-pinned (or non-rigid) head support in prone, lateral, and supine positions during head, neck and cervical spine surgeries where use of a head fixation device (HFD) - a clamp-like device - is not desirable because the skull is too fragile for pinning. These patients may be babies whose skulls are still soft or older patients with weakened skull bones. This headrest may also be useful for other applications not requiring rigid fixation, such as those that access the skull through the nose.

Dr. Boop plans to discuss his initial experiences using the IMRIS horseshoe headrest and the value of iMRI in pediatric neurosurgery on April 7 at the American Association of Neurological Surgeons (AANS) annual meeting in San Francisco. Le Bonheur Children's Hospital last year credited use of VISIUS iMRI in reducing re-operation rates by 84 percent after two years with the imaging system in operation.

IMRIS President and CEO Jay D. Miller said the horseshoe headrest was designed for patient comfort and smooth staff workflow during neurosurgery. "Surgeons at hospitals with VISIUS systems that adopt the headrest will have an opportunity to access new patient populations - including those too small for other positioning devices - and procedures not previously utilized in the surgical theater," he said. "This headrest will allow surgeons to use iMR on more patients who we expect will benefit from reduced re-operation rates and other outcomes."

Inside a VISIUS Surgical Theatre equipped with high-field iMRI, surgeons have on-demand access to real-time data and state-of-the-art imaging during the procedure and from the operating room (OR) table without moving the patient as the scanner moves on ceiling-mounted rails. IMRIS also designs and manufactures proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS) (TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 07:31e 26-MAR-14